UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ X ]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: First Investors Life Series Funds

3.	Securities and Exchange Commission File No.: 811-04325

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

40 Wall Street
New York, New York 10005

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Scott Richardson, Esq.
First Investors Life Series Funds
40 Wall Street
New York, New York 10005
212-858-8144

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Foresters Investment Management Company, Inc.
40 Wall Street, New York, NY 10005

212-858-8144

The Independent Order of Foresters
789 Don Mills Road, Toronto, Canada M3C 179
416-467-2530

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Foresters Investment Management Company, Inc. (formerly, First Investors Management Company, Inc.) 40 Wall Street New York, NY 10005

Muzinich & Co, Inc. 450 Park Avenue New York, NY 10022

Smith Asset Management Group, L.P. 100 Crescent Court, Suite 1150 Dallas, TX 75201

Vontobel Asset Management, Inc. 1540 Broadway

New York, NY 10036

Ziegler Capital Management, LLC 70 West Madison Street, 24th Floor Chicago, Illinois 60602

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: Not Applicable

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

	(a)	Depositor’s name(s) and address(es):
	(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

June 10, 2019

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

October 1, 2019

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

October 4, 2019

	(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

	(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

The expenses listed below reflect the aggregate expenses incurred in connection with the reorganization of the separate series of the First Investors Equity Funds, First Investors Income Funds, First Investors Tax Exempt Funds and First Investors Life Series Fund, each of which was managed by Foresters Investment Management Company, Inc., into corresponding series of the Delaware Funds by Macquarie family of funds, each of which is managed by Delaware Management Company, a series of Macquarie Investment Management Business Trust.

	(i)	Legal expenses: $540,174.61

	(ii)	Accounting expenses: $0

	(iii)	Other expenses (list and identify separately):

AST Fund Solutions: $2,584,185.44

Broadridge Financial Solutions: $378,715.05

Mediant Communications Inc.: $1,078.95

	(iv)	Total expenses (sum of lines (i)-(iii) above): $3,504,154.05

	(b)	How were those expenses allocated?

Expenses were allocated evenly between Macquarie Investment Management Business Trust and Foresters Investment Management Company, Inc.

	(c)	Who paid those expenses?

Macquarie Investment Management Business Trust and Foresters Investment Management Company, Inc., or their affiliates, paid for all direct expenses related to the reorganization.

	(d)	How did the fund pay for unamortized expenses (if any)?

First Investors Life Series Funds did not have any unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or

Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X] Yes [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The First Investors Blue Chip Fund (“Blue Chip Fund” and First Investors Equity Income Fund (“Equity Income Fund” and together with the Blue Chip Fund, the “Funds”) have been named, and have received notice that they may be putative members of the proposed defendant class of shareholders, in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware on November 1,  2010, by the Official Committee of Unsecured Creditors of Tribune  Company (the "Committee").  The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout of the Tribune Company ("LBO"), including payments made in connection with a 2007 tender offer into which the Funds tendered their shares of common stock of the Tribune Company.  On December 9, 2011, the Blue Chip Fund was reorganized into the First Investors Growth & Income Fund pursuant to a Plan of Reorganization and  Termination, whereby all of the assets of the Blue Chip Fund were transferred to the Growth & Income Fund, the Growth & Income Fund assumed all of the liabilities of the Blue Chip Fund, including any contingent liabilities with respect to pending or threatened litigation or actions, and shareholders of Blue Chip Fund became shareholders of Growth & Income Fund.  The adversary proceeding brought by the Committee has been transferred to the Southern District of New York and administratively consolidated with other similar suits as discussed below.

In addition, on June 2, 2011, the Funds were named as defendants in a lawsuit brought in connection with the Tribune Company's  LBO by Deutsche Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the "Bondholder Plaintiffs") in the Supreme Court of the State of New York.

The Funds have also been named in a similar suit filed on behalf of participants in Tribune defined-compensation plans (the "Retiree Plaintiffs").  As with the Bondholder Plaintiffs and the Committee, the Retiree Plaintiffs seek to recover payments of the proceeds of the LBO.  (All of these suits have been removed to the United States District Court for the Southern District of New York and administratively consolidated with other substantially similar suits against other former Tribune shareholders (the "MDL Proceeding")).  On September 23, 2013, the Judge in the MDL

Proceeding dismissed various state law constructive fraudulent transfer suits, resulting in the Funds being dismissed from the Bondholder and Retiree Plaintiffs' actions. On March 24, 2016, the Second Circuit Court of Appeals affirmed the MDL Judge's dismissal of the various state law constructive fraudulent transfer suits. In September 2016, the Bondholder and Retiree Plaintiffs petitioned the U.S. Supreme Court to review the Second Circuit's decision. The Supreme Court has not yet ruled on that request. On January 9, 2017, the Tribune MDL judge granted the defendants' motion to dismiss the Committee lawsuit alleging a single claim for intentional fraudulent transfer. Settlement offers were made in January 2018 and April 2018, both of which were rejected. The extent of the Funds' potential liability in any such actions has not been determined. The Funds have been advised by counsel that the Funds could be held liable to return all or part of the proceeds received in any of these actions, as well as interest and court costs, even though the Funds had no knowledge of, or participation in, any misconduct. The Equity Income Fund received proceeds of $376,754 in connection with the LBO, representing 0.33% of its net assets as of December 31, 2018. The Blue Chip Fund received proceeds of $288,456 in connection with the LBO, representing 0.06% of the net assets of Growth & Income Fund as of December 31, 2018. The Equity Income and Growth & Income Funds cannot predict the outcomes of these proceedings, and thus have not accrued any of the amounts sought in the various actions in the accompanying financial statements.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Delaware VIP Covered Call Strategy Series, Delaware VIP Equity Income Series, Delaware VIP Fund for Income Series, Delaware VIP Government Cash Management Series, Delaware VIP Growth and Income Series, Delaware VIP International Series, Delaware VIP Investment Grade Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Opportunity Series, Delaware VIP Growth Equity Series, Delaware VIP Special Situations Series and Delaware VIP Total Return Series, each a series of Delaware VIP Trust

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-05162

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Accession No. 0001137439-19-000329
Form N-14; Rule 497

Filed July 26, 2019
Effective July 26, 2019

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Investors Life Series Funds, (ii) he is the Secretary of First Investors Life Series Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Scott K. Richardson
Scott K. Richardson, Secretary